PROSPECTUS

[CHIQUITA LOGO]

                                 500,000 Shares

                       Chiquita Brands International, Inc.

                                  Common Stock

         This Prospectus relates to up to 500,000 shares of the Capital Stock, par value $.33 per share (the "Common Stock"), of Chiquita Brands International, Inc. ("Chiquita" or the "Company").

         The Common Stock is listed on the New York, Boston and Pacific Stock Exchanges. On March 6, 1998 the last sale price of the Common Stock as reported on the New York Stock Exchange was $13.00 per share.

         The shares of Common Stock offered hereby (the "Shares") are being sold for the account of and by the persons named under the caption "Selling Shareholders." The Shares may be sold from time to time in transactions on the open market or in negotiated transactions, in each case at prices satisfactory to the Selling Shareholders. (See "Plan of Distribution.") The Company will not receive any proceeds from any sales of the Shares.

         SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                      ------------------------------------


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                  COMMISSION OR ANY STATE SECURITIES COMMISSION
                  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                      ------------------------------------



                  The date of this Prospectus is March 9, 1998.

                              AVAILABLE INFORMATION

         Chiquita is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Chiquita has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto, or amendments thereto, to which reference is hereby made. Such reports, proxy and information statements, Registration Statement and exhibits and other information filed by Chiquita may be inspected and, upon payment of the Commission's customary charges, copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Suite 1300, 7 World Trade Center, New York, New York 10048, and at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Website that contains reports, proxy and information statements and other information regarding companies, including Chiquita, that file electronically with the Commission at http://www.sec.gov.

         Chiquita's Common Stock is listed on the New York, Boston and Pacific Stock Exchanges. Reports, proxy and information statements and other information concerning Chiquita may be inspected and copied at the Library of the New York Stock Exchange at 20 Broad Street, New York, New York; at the Secretary's Office of the Boston Stock Exchange at One Boston Place, Boston, Massachusetts; and at the Listing Department of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California.

                      ------------------------------------


         No person has been authorized to give any information or to make on behalf of the Company or the Selling Shareholders any representations, other than those contained in this Prospectus, in connection with the offer made hereby, and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any security other than the securities offered hereby, or an offer to sell or solicitation of an offer to buy such securities in any jurisdiction in which such offer or solicitation is not qualified or to any person to whom such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any date subsequent to the date hereof.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         Chiquita will furnish, without charge, to any person to whom this Prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information that has been incorporated by reference in the Registration Statement of which this Prospectus is a part (not including exhibits to such information unless such exhibits are specifically incorporated by reference into such information). Any such request should be directed to the Vice President, Corporate Affairs of Chiquita, 250 East Fifth Street, Cincinnati, Ohio 45202; telephone: (513) 784-6366.

         The Annual Report on Form 10-K for the year ended December 31, 1996 (which incorporates by reference certain information contained in the Company's 1996 Annual Report to Shareholders) (the "1996 10-K") filed by Chiquita with the Commission (Commission file number 1-1550), the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 (the "1997 10- Qs"), the Current Reports on Form 8-K dated September 15, 1997, November 20, 1997, December 1, 1997, December 8, 1997 (as amended on February 3,
1998), January 7, 1998, January 16, 1998, February 11, 1998 and February 19, 1998 (the "8-Ks"), and the description of Capital Stock of Chiquita contained in a Registration Statement on Form 8-A filed by Chiquita (then called United Brands Company) on September 11, 1970, are incorporated herein by reference and made a part hereof.

         All documents filed by Chiquita pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                           FORWARD-LOOKING STATEMENTS

         This Prospectus, including the information incorporated by reference herein, information included in, or incorporated by reference from, future filings by the Company with the Commission and information contained in written material, press releases and oral statements issued by or on behalf of the Company, contains, or may contain, certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in this Prospectus that address events, developments or financial results that Chiquita expects, believes or estimates will or may occur in the future are forward- looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, such as (i) the prices at which Chiquita can sell its products, (ii) the costs at which it can purchase (or grow) fresh produce and other raw materials and inventory, and (iii) the various market, competitive and agricultural factors which may impact those prices and costs, many of which are beyond the control of Chiquita. Some of these risks are described in more detail in "Risk Factors" below. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

                                   THE COMPANY

         Chiquita Brands International, Inc. is a leading international marketer, producer and distributor of bananas and other quality fresh and processed food products sold under the Chiquita and other brand names. In addition to bananas, these products include other tropical fruit, such as mangoes, kiwi and citrus, and a wide variety of other fresh produce. Chiquita's operations also include private label and branded canned vegetables and related products such as soups; fruit and vegetable juices and beverages; processed bananas and other processed fruits and vegetables; fresh cut and ready-to-eat salads; and edible oil-based consumer products.

         American Financial Group, Inc. ("AFG") owns, either directly or indirectly through its subsidiaries, approximately 37% of Chiquita's outstanding shares of Common Stock. Approximately 44% of the outstanding stock of AFG is beneficially owned by Carl H. Lindner, members of his family and trusts for their benefit.

         Chiquita is a New Jersey corporation. The address of its principal executive offices is 250 East Fifth Street, Cincinnati, Ohio 45202 and its telephone number is (513) 784-8000. Unless the context indicates otherwise, the term "Chiquita" also includes Chiquita's subsidiaries.


                               RECENT DEVELOPMENTS

         On February 11, 1998, Chiquita reported 1997 operating results. Net income for the year ended December 31, 1997 was $0.3 million and the per share result for the year was a loss of $.29 after deducting preferred dividends.

         Operating results for 1997 were adversely affected by a stronger dollar in relation to major European currencies (mitigated in part by the Company's foreign currency hedging program) and by increased banana production costs resulting primarily from widespread flooding in 1996. These factors more than offset the benefit of higher local European pricing during the second half of the year. Net sales were $2.4 billion in both 1997 and 1996. Net interest expense in 1997 was $10 million lower than in 1996 as a result of the Company's debt reduction and refinancing activities.

                                  RISK FACTORS

         In addition to the other information set forth in this Prospectus, prospective investors should carefully consider the following in the context of the more complete disclosure in the Company's 1996 10-K before making an investment in the Shares.

         RECENT LOSSES. From 1984 to 1991, Chiquita reported a continuous record of growth in annual earnings. In 1992, the Company reported a loss from continuing operations of $222 million that included $61 million of charges to restructure its worldwide banana operations in connection with the announcement of a new quota system for European Union banana imports. Operating results for subsequent years are as follows:

Period           Income (Loss) from Continuing Operations
------           ----------------------------------------

1993             ($51) million

1994             ($84) million     included charges and losses totaling $67
                                   million resulting primarily from farm
                                   closings and banana cultivation write-downs in Honduras following an unusually severe strike and the substantial reduction of Chiquita's Japanese "green" banana trading operations.

1995              $28  million     included a $19 million net gain primarily
                                   resulting from divestitures of operations, sales of older ships and other actions taken as part of Chiquita's ongoing program to improve shareholder value.

1996             ($28) million     included write-downs and costs of $70 million
                                   resulting from wide-spread flooding in Costa
                                   Rica, Guatemala and Honduras; certain
                                   strategic undertakings designed to achieve further long-term reductions in the delivered product cost of Chiquita bananas through the modification of distribution logistics and the wind down of particular production facilities; and certain claims relating to prior EU quota restructuring actions.

For 1997, the Company reported net income of $0.3 million. At December 31, 1997 the Company's accumulated deficit was $166 million and its total shareholders' equity was $780 million. See "THE COMPANY--Recent Developments."

         EUROPEAN UNION BANANA REGULATION. On July 1, 1993, the European Union ("EU") implemented a new quota regulation effectively restricting the volume of Latin American bananas imported into the EU, which had the effect of decreasing Chiquita's volume and market share in Europe. The quota regulation is administered through a licensing system which grants preferred status to producers and importers within the EU and its former colonies. The regulation also imposes quotas and tariffs on bananas imported from other sources, including Latin America, Chiquita's primary source of fruit. Since imposition of the EU quota regime, prices within the EU have increased to a higher level than the levels prevailing prior to the quota. Banana prices in other worldwide markets, however, have been lower than in years prior to the EU quota, as the displaced EU volume has entered those markets.

         In two separate rulings, General Agreement on Tariffs and Trade ("GATT") panels found the EU banana policy to be illegal. In March 1994, four of the countries which had filed GATT actions against the EU banana policy (Costa Rica, Colombia, Nicaragua and Venezuela) reached a settlement with the EU by signing a "Framework Agreement." The Framework Agreement authorizes the imposition of additional restrictive and discriminatory quotas and export licenses on U.S. banana marketing firms, while leaving EU firms exempt. Costa Rica and Colombia implemented this agreement in 1995, significantly increasing Chiquita's cost to export bananas from these countries.

         In July 1996, the EU adopted an interim measure that increased its annual banana quota to adjust for the entry of Sweden, Finland and Austria into the EU and made its preferential licensing system applicable to the increase. Prior to their entry into the EU, these countries had unregulated banana markets in which Chiquita supplied a significant portion of the bananas. Implementation of the quota and licensing regime continues to evolve, and there can be no assurance that the EU banana regulation will not change further.

         In September 1994, Chiquita and the Hawaii Banana Industry Association made a joint filing with the Office of the U.S. Trade Representative ("USTR") under Section 301 of the U.S. Trade Act of 1974, charging that the EU quota and licensing regime and the Framework Agreement are unreasonable, discriminatory, and a burden and restriction on U.S. commerce. In response to this petition, the U.S. Government initiated formal investigations of the EU banana import policy and of the Colombian and Costa Rican Framework Agreement export policies. In January 1995, the U.S. Government announced a preliminary finding against the EU banana import policy and, in January 1996, the USTR announced it had found the banana Framework Agreement export policies of Costa Rica and Colombia to be unfair.

         In September 1995, based on information obtained in the USTR's investigation under Section 301, the United States, joined by Guatemala, Honduras and Mexico, commenced a new international trade challenge against the EU regime using the procedures of the World Trade Organization ("WTO"). In February 1996, Ecuador, the world's largest exporter of bananas, joined the United States, Guatemala, Honduras and Mexico in challenging the EU regime and Framework Agreement under the WTO. During the fourth quarter of 1996, a WTO arbitration panel heard the case against the EU quota and licensing regime and Framework Agreement. In May 1997, the WTO panel hearing the case issued its final report, finding that the licensing and quota systems under the EU regime and the Framework Agreement violate numerous international trade obligations to the detriment of Latin American supplying countries and non-EU marketing firms such as Chiquita. In June 1997, the EU appealed the report and in September 1997 the WTO Appellate Body upheld the panel report. The full WTO body has adopted the panel and Appellate Body reports, which now require the EU to bring its import regime for bananas into conformity with these reports. In October 1997, the EU notified the WTO that it will honor its international obligations. The EU has a "reasonable" period of time (not to exceed 15 months) to implement the reports' recommendations. In December 1997, the United States, Ecuador, Guatemala, Honduras and Mexico, the governments which originally filed the WTO proceeding, requested the WTO to appoint an arbitrator to determine the "reasonable period of time" for implementation by the EU of the final WTO panel and Appellate Body reports. In January 1998, the arbitrator ruled that the EU must fully implement banana import policies consistent with these rulings not later than December 31, 1998. If the EU fails to comply by that time, the injured governments may engage in retaliatory measures against the EU.

         Both the WTO and Section 301 authorize retaliatory trade measures, such as tariffs or withdrawal of trade concessions, against the offending countries. However, there can be no assurance as to the ultimate outcome of the WTO and
Section 301 proceedings, the nature and extent of actions that may be taken by the affected countries, or the impact on the EU quota regime or the Framework Agreement.

         LEVERAGE. As of December 31, 1997, Chiquita and its subsidiaries had short-term notes and loans payable of $60 million and long-term debt (including current maturities) of approximately $1.1 billion; the percentage of total debt to total capitalization for Chiquita was 59%. As of December 31, 1997, long-term debt maturities for the years 1998 through 2002 are $93 million, $55 million, $40 million, $166 million and $33 million, respectively.

         SUBSIDIARIES. Most of Chiquita's operations are conducted through its subsidiaries and Chiquita is therefore dependent on the cash flow of its subsidiaries to meet its obligations. The claims of holders of Chiquita Common Stock will be subordinate to any existing and future obligations of Chiquita and will be structurally subordinated to any existing and future obligations (whether or not for borrowed money) of its subsidiaries, many of which have direct obligations to lenders and other third-party creditors. As of December 31, 1997, the total debt of Chiquita's subsidiaries aggregated $425 million, of which $242 million represented non-recourse long-term debt of Chiquita's shipping subsidiaries secured by ships and related equipment and $60 million represented short-term notes and loans payable.

         COMPETITION AND PRICING. Approximately 60% of Chiquita's 1997 consolidated net sales were attributable to the sale of bananas. Banana marketing is highly competitive. While smaller companies, including growers' cooperatives, are a competitive factor, Chiquita's primary competitors are a limited number of other international banana importers and exporters. Chiquita has been able to obtain a premium price for its bananas due to its reputation for quality and its innovative marketing techniques. In order to compete successfully, Chiquita must be able to source bananas of uniformly high quality and, on a timely basis, transport and distribute them to worldwide markets. Bananas are highly perishable and must be brought to market and sold generally within 60 days after harvest. Therefore, the selling price which an importer receives for bananas depends on several factors, including: availability of bananas and other fruit in each market; the relative quality of competing fruit; and wholesaler and retailer acceptance of bananas offered by competing importers. Excess supplies may result in increased price competition. Competition in the sale of bananas also comes from other fresh fruit, which may be seasonal in nature. The resulting seasonal variations in demand cause banana pricing to be seasonal, with the first six months of the calendar year being the stronger period.

         Chiquita's vegetable canning business competes directly with numerous producers of both branded and private-label vegetables, as well as with numerous marketers of frozen and fresh vegetable products.

         ADVERSE WEATHER CONDITIONS AND CROP DISEASE. Bananas are vulnerable to adverse local weather conditions, which are quite common but difficult to predict, and to crop disease. These factors may result in lower sales volume and increased costs, but may also restrict worldwide supplies and lead to increased prices for bananas. However, competitors may be affected differently, depending upon their ability to obtain adequate supplies from sources in other geographic areas. Chiquita has a greater number and geographic diversity of sources of bananas than any of its competitors. During 1997, approximately 25% of all bananas sold by Chiquita were sourced from each of Panama and Costa Rica. Bananas are sourced from numerous other countries, including Colombia, Ecuador, Guatemala and Honduras which comprised 6% to 13% (depending on the country) of bananas sold by Chiquita during 1997.

         The vegetable processing industry is also affected by the availability of produce, which can vary due to local weather conditions.

         LABOR RELATIONS. Chiquita employs approximately 36,000 employees. Approximately 31,000 of these employees are employed in Central and South America, including 24,000 workers covered by approximately 65 labor contracts. Approximately 40 contracts covering approximately 15,000 employees are currently being renegotiated or expire during 1998. Strikes or other labor-related actions are sometimes encountered upon expiration of labor contracts or during the term of the contracts.

         OTHER RISKS OF INTERNATIONAL OPERATIONS. Certain of Chiquita's operations are heavily dependent upon products grown and purchased in Central and South American countries; at the same time, Chiquita's operations are a significant factor in the economies of many of these countries. These activities are subject to risks that are inherent in operating in these countries, including government regulation, currency restrictions and other restraints, risks of expropriation and burdensome taxes. There is also a risk that legal or regulatory requirements will be changed or that administrative policies will change. Certain of the activities are substantially dependent upon leases and other agreements with the governments of these countries. Chiquita's overall risk from these factors, as well as from political changes, is reduced by the large number and geographic diversity of its sources of bananas. Chiquita's worldwide operations and products are subject to numerous governmental regulations and inspections by environmental, food safety and health authorities. Although Chiquita believes it is substantially in compliance with such regulations, actions by regulators have in the past required, and in the future may require, operational modifications or capital improvements at various locations or the payment of fines and penalties, or both.

         SHARES AVAILABLE FOR FUTURE SALE. No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of such shares for future sales, will have on the market price prevailing from time to time of Common Stock. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. At March 1, 1998, there were outstanding 64,159,706 shares of Common Stock, including 23,996,295 shares held, directly or indirectly, by AFG.


                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders.

                              SELLING SHAREHOLDERS

         The following information regarding the Shares offered hereby has been provided to the Company by the Selling Shareholders identified below and reflects information concerning beneficial ownership of Common Stock as of February 4, 1998. Each of the Selling Shareholders is a former shareholder of one or more of Owatonna Canning Company, Olivia Canning Company, Goodhue Canning Company and Midwest Foods, Inc. (collectively, the "Owatonna Companies"). The Selling Shareholders received the Shares in connection with the acquisition by Chiquita of all of the outstanding capital stock of the Owatonna Companies in a merger (the "Merger") on September 24, 1997.

                                                                                               SHARES OF THE COMPANY'S
                                              SHARES OF THE COMPANY'S    MAXIMUM NUMBER OF        COMMON STOCK TO BE
                                                    COMMON STOCK           SHARES OF THE             OWNED AFTER
              NAME OF SELLING                    BENEFICIALLY OWNED       COMPANY'S COMMON            COMPLETION
                SHAREHOLDER                   PRIOR TO THE OFFERING (1) STOCK OFFERED HEREBY     OF THIS OFFERING (2)
               -------------                  ------------------------- --------------------     --------------------

The Olmsted Family Trust (3)                          396,528                 57,470                   339,058

Chadwick S. Lange (4)                                 501,430                 72,674                   428,756

Karen E. Lange (5)                                    244,599                 35,420                   209,179

Otto Schaefer Trust (6)                               176,163                 25,532                   150,631

Victoria & Company (7)                                176,163                 25,532                   150,631

Chadwick S. Lange Jr. (8)                             148,626                 21,541                   127,085

Chadwick S. Lange Jr. 1993 Irrevocable Trust          134,797                 19,537                   115,260

Laura E. Lange (9)                                    148,626                 21,541                   127,085

Laura E. Lange 1993 Irrevocable Trust                 134,797                 19,537                   115,260

Stephens J. Lange (10)                                297,965                 43,185                   254,780

Gertrude H. Lange (11)                                 36,938                  5,354                    31,584

Ann S. Jackson (12)                                    17,611                  2,552                    15,059

Virginia H. Jackson (13)                               56,884                  8,245                    48,639

Rita E. Swanson                                        62,806                  9,103                    53,703

Nancy Bergeron (14)                                    88,441                 12,818                    75,623

Jan Bergeron (15)                                      23,282                  3,374                    19,908

Emily Carlson Revocable Trust                          46,011                  6,669                    39,342

Hilde Erickson                                         11,664                  1,691                     9,973

O. Maynard Helle and Richard J. Helle (16)             29,348                  4,254                    25,094

Catherine S. Hynek (17)                                31,707                  4,595                    27,112

Michael S. Hynek (18)                                  70,590                 10,231                    60,359

Michael S. Hynek, custodian f/b/o/
    Courtney L. Hynek (19)                             17,497                  2,536                    14,961

Michael S. Hynek, custodian f/b/o/
   Matthew S. Hynek (20)                                1,294                    188                     1,106

Michael S. Hynek, custodian f/b/o/
   Michael Scott Hynek (21)                             7,127                  1,033                     6,094

Ira J. Jackson Jr. Trust (22)                          17,611                  2,552                    15,059

Richard Jackson (23)                                   17,611                  2,552                    15,059

Virginia R. Jackson (23)                               17,611                  2,553                    15,058

David Knuti (24)                                        5,183                    751                     4,432

                                                                                               SHARES OF THE COMPANY'S
                                              SHARES OF THE COMPANY'S    MAXIMUM NUMBER OF        COMMON STOCK TO BE
                                                    COMMON STOCK           SHARES OF THE             OWNED AFTER
              NAME OF SELLING                    BENEFICIALLY OWNED       COMPANY'S COMMON            COMPLETION
                SHAREHOLDER                   PRIOR TO THE OFFERING (1) STOCK OFFERED HEREBY     OF THIS OFFERING (2)
               -------------                  ------------------------- --------------------     --------------------

Erika Knuti (25)                                         1,942                    281                     1,661
Sigrid E. Knuti (26)                                    24,625                  3,569                    21,056
Greta Olson Landis                                       1,942                    281                     1,661
Roberta E. Litchter                                     64,825                  9,395                    55,430
Christopher W. Olmsted                                  93,597                 13,565                    80,032
Karen Olmsted (27)                                       1,793                    260                     1,533
Matthew L. Olmsted                                      85,820                 12,438                    73,382
R. Wayne Olmsted (28)                                    1,793                    260                     1,533
Ingrid E. Olson                                          1,942                    281                     1,661
William B. Otteson                                      12,959                  1,878                    11,081
Bernice Rauenhorst                                       2,641                    383                     2,258
Deborah D. Roach                                        63,377                  9,185                    54,192
Suzanne Rysavy (29)                                     41,098                  5,957                    35,141
Maria J. Seminara                                       81,608                 11,828                    69,780
Harold Thompson (30)                                     2,590                    375                     2,215
Helen Thompson (31)                                      3,238                    469                     2,769
Thomas K. Young                                         45,363                  6,575                    38,788
                                                        ------                  -----                    ------
TOTAL                                                3,450,063                500,000                 2,950,063

NOTES:
(1) The shares of Common Stock set forth in this table include shares issued in connection with the Merger and held by Selling Shareholders or held for Selling Shareholders by Star Bank N.A. in escrow and payment funds and certain shares issued to Selling Shareholders after February 4, 1998, in connection with the final calculation of the purchase price of the Merger.

(2)      Each Selling Shareholder owns less than 1% of the outstanding Common
         Stock.

(3) The trustees and beneficiaries of such trust are R. Wayne Olmsted and Karen Olmsted.

(4) Does not include shares held by Karen E. Lange, Mr. Lange's wife, which Mr. Lange may be deemed to beneficially own. Mr. Lange is the President of Owatonna Canning Company LLC, a wholly owned subsidiary of Chiquita.

(5) Does not include shares held by Chadwick S. Lange, Ms. Lange's husband, shares held by the Chadwick S. Lange Jr. 1993 Irrevocable Trust, of which Ms. Lange is trustee and shares held by the Laura E. Lange 1993 Irrevocable Trust, of which Ms. Lange is trustee. Ms. Lange may be deemed to beneficially own all such shares. Includes 200 shares of Common Stock which Ms. Lange owned prior to the Merger and 13 shares of Common Stock which Ms. Lange is entitled to receive as a result of the conversion of 200 shares of common stock of Stokely USA, Inc. in connection with its recent acquisition by Chiquita.

(6) The co-trustees of such trust are Jeanette Schaefer and Louise Dailey. The beneficiary of such trust is Mrs. Schaefer. Includes 78,955 shares issuable upon conversion of 27,021 shares of $2.50 Convertible Preference Stock, Series C, of the Company ("Series C Preference Stock") assuming conversion at 2.922 shares of Common Stock for each share of Series C Preference Stock.

(7) Includes 78,955 shares issuable upon conversion of 27,021 shares of Series C Preference Stock.

(8) Does not include shares held by the Chadwick S. Lange Jr. 1993 Irrevocable Trust of which Mr. Lange is the beneficiary and which Mr. Lange may be deemed to beneficially own.

(9) Does not include shares held by the Laura E. Lange 1993 Irrevocable Trust of which Ms. Lange is the beneficiary and which Ms. Lange may be deemed to beneficially own.

(10) Does not include shares held by Gertrude H. Lange, Mr. Lange's wife, which Mr. Lange may be deemed to beneficially own.

(11) Does not include shares held by Stephens J. Lange, Ms. Lange's husband, which Ms. Lange may be deemed to beneficially own.

(12) Includes 7,892 shares issuable upon conversion of 2,701 shares of Series C Preference Stock.

(13) Does not include shares held by Victoria & Company, of which Ms. Jackson is a beneficiary, which Ms. Jackson may be deemed to beneficially own. Includes 25,482 shares issuable upon conversion of 8,721 shares of Series C Preference Stock.

(14) Does not include shares held by Jan Bergeron, Ms. Bergeron's husband, which Ms. Bergeron may be deemed to beneficially own.

(15) Does not include shares held by Nancy Bergeron, Mr. Bergeron's wife, which Mr. Bergeron may be deemed to beneficially own.

(16) Includes 13,151 shares issuable upon conversion of 4,501 shares of Series C Preference Stock.

(17) Does not include shares held by Courtney L. Hynek, Matthew S. Hynek, Michael S. Hynek and Michael Scott Hynek, members of Ms. Hynek's immediate family, which Ms. Hynek may be deemed to beneficially own.

(18) Does not include shares held by Catherine S. Hynek, Courtney L Hynek, Matthew S. Hynek and Michael Scott Hynek, members of Mr. Hynek's immediate family, which Mr. Hynek may be deemed to beneficially own.

(19) Does not include shares held by Catherine S. Hynek, Matthew S. Hynek, Michael S. Hynek and Michael Scott Hynek, members of Courtney L. Hynek's immediate family, which Courtney L. Hynek may be deemed to beneficially own.

(20) Does not include shares held by Catherine S. Hynek, Courtney L. Hynek, Michael S. Hynek and Michael Scott Hynek, members of Matthew S. Hynek's immediate family, which Matthew S. Hynek may be deemed to beneficially own.

(21) Does not include shares held by Catherine S. Hynek, Courtney L. Hynek, Matthew S. Hynek and Michael Scott Hynek, members of Michael Scott Hynek's immediate family, which Michael Scott Hynek may be deemed to beneficially own.

(22) The trustee and beneficiary of such trust is Ira J. Jackson, Jr. Includes 7,892 shares issuable upon conversion of 2,701 shares of Series C Preference Stock.

(23) Includes 7,892 shares issuable upon conversion of 2,701 shares of Series C Preference Stock.

(24) Does not include shares held by Erika Knuti, Mr. Knuti's daughter, and shares held by Sigrid Knuti, Mr. Knuti's wife. Mr. Knuti may be deemed to beneficially own all such shares.

(25) Does not include shares held by David Knuti, Ms. Knuti's father, and shares held by Sigrid Knuti, Ms. Knuti's mother. Ms. Knuti may be deemed to beneficially own all such shares.

(26) Does not include shares held by David Knuti, Ms. Knuti's husband, and shares held by Erika Knuti, Ms. Knuti's daughter. Ms. Knuti may be deemed to beneficially own all such shares.

(27) Does not include shares held by R. Wayne Olmsted, Ms. Olmsted's husband, and shares held by The Olmsted Family Trust, of which Ms. Olmsted is a beneficiary. Ms. Olmsted may be deemed to beneficially own all such shares.

(28) Does not include shares held by Karen Olmsted, Mr. Olmsted's wife, and shares held by The Olmsted Family Trust, of which Mr. Olmsted is a beneficiary. Mr. Olmsted may be deemed to beneficially own all such shares.

(29) Includes 18,417 shares issuable upon conversion of 6,303 shares of Series C Preference Stock.

(30) Does not include shares held by Helen Thompson, Mr. Thompson's wife, which Mr. Thompson may be deemed to beneficially own.

(31) Does not include shares held by Harold Thompson, Ms. Thompson's husband, which Ms. Thompson may be deemed to beneficially own.


                              PLAN OF DISTRIBUTION

         The Shares may be sold from time to time by or for the account of the Selling Shareholders directly to purchasers, to or through broker-dealers or through a combination of these methods. Sales by means of this Prospectus may be made privately at prices to be individually negotiated with the purchasers or publicly through transactions on the New York Stock Exchange, other exchanges or in the over-the-counter market, including block trades, at prices reasonably related to market prices at the time of sale or at negotiated prices. Broker-dealers participating in such transactions may act as agent or as principal and may receive commissions from the purchasers as well as from the Selling Shareholders. The Selling Shareholders may elect to engage an underwriter to sell the Shares being offered by them. There can be no assurance that any of the Selling Shareholders will sell all or any of the Shares offered by them.

         All expenses relating to the registration of the Shares, other than fees and expenses of counsel, accountants or other consultants to the Selling Shareholders, will be paid, directly or indirectly, by the Company; in addition, the Company will pay up to $7,500 of such fees and expenses of the Selling Shareholders.

         The Selling Shareholders and any brokers or dealers acting in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of Shares as principals may be deemed underwriting compensation under the Securities Act.

         The Company has agreed with the Selling Shareholders, subject to certain exceptions, to keep the Registration Statement covering the Shares effective until the earlier of (i) 90 days after the date the Registration Statement is declared effective or (ii) the date on which all Shares have been sold by the Selling Shareholders pursuant to the Registration Statement.

         In addition, the Company and the Selling Shareholders will indemnify each other for certain liabilities, including civil liabilities under the Securities Act.


                                  LEGAL MATTERS

         The validity of the Shares offered hereby has been passed upon by Robert W. Olson. Mr. Olson, Senior Vice President, General Counsel and Secretary of Chiquita, presently holds shares of Common Stock in the Company's Savings and Investment (401(k)) Plan as well as employee stock options to purchase additional shares of Common Stock.

                                     EXPERTS

         The consolidated financial statements of Chiquita Brands International, Inc. appearing (or incorporated by reference) in its Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included (or incorporated by reference) therein and incorporated herein by reference. The financial statements of Owatonna Canning Company for the years ended February 28, 1997, February 29, 1996 and February 28, 1995 appearing in Chiquita's Current Report on Form 8-K dated September 15, 1997 have been audited by Hutton, Nelson & McDonald LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The financial statements of American Fine Foods, Inc. for the year ended June 28, 1997 appearing in Chiquita's Current Report on Form 8-K dated December 8, 1997, as amended on February 3, 1998, have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The financial statements of Stokely USA, Inc. for the years ended March 31, 1997, 1996 and 1995 incorporated by reference into Chiquita's Current Report on Form 8-K dated November 20, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon incorporated therein and herein by reference. Such Chiquita consolidated financial statements, Owatonna Canning Company financial statements, American Fine Foods, Inc. financial statements and Stokely USA, Inc. consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.